SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5 to
                                  Schedule 13D)

                    Under the Securities Exchange Act of 1934

                           ION LASER TECHNOLOGY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   461909 20 2
                                 (CUSIP Number)

                              CRAIGH LEONARD, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                               NEW YORK, NEW YORK
                                      10022
                                 (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)   Name of reporting persons
      ...................................   LCO INVESTMENTS LIMITED
      S.S. or I.R.S. identification Nos. of
      above persons
      ...................................

(2)   Check the appropriate box if a        (a) |X|
      member of a group
      (see instructions)                    (b) |_|

(3)   SEC use only ......................

(4)   Source of funds (see instructions).   WC

(5)   Check if disclosure of legal
      proceedings is required pursuant to
      items 2(d) or 2(e).................   |_|

(6)   Citizenship or place of
      organization.......................   GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power..................   3,680,557 (which includes 1,173,334
                                            shares subject to purchase within 60
                                            days upon the exercise of certain
                                            options)

(8)   Shared voting power................   None

(9)   Sole dispositive power.............   3,680,557 (which includes 1,173,334
                                            shares subject to purchase within 60
                                            days upon the exercise of certain
                                            options)

(10)  Shared dispositive power...........   None

(11)  Aggregate amount beneficially owned
      by each reporting person...........   3,680,557 (which includes 1,173,334
                                            shares subject to purchase within 60
                                            days upon the exercise of certain
                                            options)

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares (see
      instructions)......................   |_|


(13)  Percent of class represented by
      amount in Row (11).................   41.63%

(14)  Type of reporting person (see
      instructions)......................   CO

CUSIP NO. 461909 20 2

(1)   Name of reporting persons
      ...................................   THE ERSE TRUST
      S.S. or I.R.S. identification Nos. of
      above persons
      ...................................

(2)   Check the appropriate box if a        (a) |X|
      member of a group
      (see instructions)                    (b) |_|

(3)   SEC use only ......................

(4)   Source of funds (see instructions).   Not Applicable

(5)   Check if disclosure of legal
      proceedings is required pursuant to
      items 2(d) or 2(e).................   |_|


(6)   Citizenship or place of
      organization.......................   GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power..................   None

(8)   Shared voting power................   None

(9)   Sole dispositive power.............   None

(10)  Shared dispositive power...........   None

(11)  Aggregate amount beneficially owned
      by each reporting person...........   3,680,557 (which includes 1,173,334
                                            shares subject to purchase within 60
                                            days upon the exercise of certain
                                            options)

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares (see
      instructions)......................   |_|


(13)  Percent of class represented by
      amount in Row (11).................   41.63%

(14)  Type of reporting person (see
      instructions).....................    00 (Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

CUSIP NO. 461909 20 2

(1)   Name of reporting persons
      ...................................   CAP ADVISERS LIMITED
      S.S. or I.R.S. identification Nos. of
      above persons
      ...................................

(2)   Check the appropriate box if a        (a) |X|
      member of a group
      (see instructions)                    (b) |_|

(3)   SEC use only ......................

(4)   Source of funds (see instructions).   Not Applicable

(5)   Check if disclosure of legal
      proceedings is required pursuant to
      items 2(d) or 2(e).................   |_|

(6)   Citizenship or place of
      organization.......................   UNITED KINGDOM

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power..................   None

(8)   Shared voting power................   None

(9)   Sole dispositive power.............   None

(10)  Shared dispositive power...........   None

(11)  Aggregate amount beneficially owned
      by each reporting person...........   3,680,557 (which includes 1,173,334
                                            shares subject to purchase within 60
                                            days upon the exercise of certain
                                            options)

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares (see
      instructions)......................   |_|


(13)  Percent of class represented by
      amount in Row (11).................   41.63%

(14)  Type of reporting person (see
      instructions)......................   CO

The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

CUSIP NO. 461909 20 2

(1)   Names of reporting persons
      ....................................  ANTHONY M. PILARO
      S.S. or I.R.S. identification
      Nos. of above persons
      ....................................

(2)   Check the appropriate box             (a) |X|
      if a member of a group
      (see instructions)                    (b) |_|

(3)   SEC use only .......................

(4)   Source of funds (see
      instructions) ......................  Not Applicable

(5)   Check if disclosure of legal
      procedures is required pursuant to
      items 2(d) or 2(e) .................  |_|

(6)   Citizenship or place of
      organization .......................  IRELAND

Number of shares beneficially owned by each reporting person with:

(7)   Sole voting power ..................  None

(8)   Shared voting power ................  None

(9)   Sole dispositive power .............  None

(10)  Shared dispositive power ...........  None

(11)  Aggregate amount beneficially owned
      by each reporting person ...........  3,680,557 (which includes 1,173,334 shares subject to purchase within 60
                                            days upon the exercise of certain
                                            options)

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares (see
      instructions) ......................  |_|

(13)  Percent of class represented by
      amount in Row (11) .................  41.63%

(14)  Type of reporting person
      (see instructions) .................  IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                     ION LASER TECHNOLOGY, INC. SCHEDULE 13D
                                 AMENDMENT NO. 5

NOTE: This Amendment No. 5 amends and restates a Statement on Schedule 13D filed on April 11, 1996 by LCO Investments Limited, Richards S. Braddock and Lynn B. Barney, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997 and by an Amendment No. 4 filed on December 1, 1997. This Amendment No. 5 is filed on behalf of LCO Investments Limited ("LCO Investments"), The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

            This Amendment No. 5 is being filed to reflect (i) the acquisition by LCO Investments of 1,860,465 shares of common stock, par value $0.001 per share of Ion Laser Technology, Inc. ("Common Stock"), (ii) the deletion of Richard S. Braddock and Richard Trefz as reporting persons within this group, and (iii) the termination of a carried interest in favor of Richard S. Braddock. The cover page for each of Mr. Braddock and Mr. Trefz has been deleted.

            The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

Item 1. Security and Issuer.

            This Statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Ion Laser Technology, Inc. (the "Company") which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Utah with principal executive offices at 3828 South Main Street, Salt Lake City, Utah 84121.

Item 2. Identity and Background.

            This Statement is filed by a group comprised of LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro (each, a "Reporting Person").

            LCO Investments Limited

            (a) A person included within the group filing this Statement is LCO Investments Limited ("LCO Investments"). LCO Investments is wholly-owned and controlled by The ERSE Trust. The sole trustee of The ERSE Trust is CAP Advisers Limited (Dublin Branch). Information regarding The ERSE Trust and CAP Advisers Limited is set forth below in this Item 2.

            (b) The business address of LCO Investments is Canada Court, Upland Road, St. Peter Port, Guernsey, Channel Islands. The name and business address of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

            (c) The principal business of LCO Investments is to serve as an investment holding company. The present principal occupation of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

            (d) Neither LCO Investments nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) Neither LCO Investments nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) LCO Investments is a corporation organized under the laws of Guernsey, Channel Islands. The citizenship of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

            CAP Advisers Limited

            (a) A person included within this group is CAP Advisers Limited ("CAP Advisers") (Dublin Branch). CAP Advisers is the sole trustee of The ERSE Trust, of which LCO Investments is a wholly-owned subsidiary.

            (b) The business address of CAP Advisers (Dublin Branch) is 36 FitzWilliam Place, Dublin 2, Ireland. The name and business address of each executive officer and director of CAP Advisers is set forth on Exhibit B and is incorporated by reference herein.

            (c) The principal business of CAP Advisers is to provide investment advice. In addition, CAP Advisers (Dublin Branch) is the sole trustee of The ERSE Trust. The present principal occupation of each executive officer and director of CAP Advisers is set forth on Exhibit B and is incorporated by reference herein.

            (d) Neither CAP Advisers nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) Neither CAP Advisers nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CAP Advisers is a corporation organized under the laws of the United Kingdom. The citizenship of each executive officer and director of CAP Advisers is set forth on Exhibit A and is incorporated by reference herein.

            The ERSE Trust

            (a) A person included within this group is The ERSE Trust ("ERSE Trust"). ERSE Trust is the 100% owner and controlling person of LCO Investments. The sole trustee of ERSE Trust is CAP Advisers (Dublin Branch).

            (b) The business address of ERSE Trust is c/o CAP Advisers (Dublin Branch), 36 FitzWilliam Place, Dublin 2, Ireland. The name and business address of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

            (c) The principal business of ERSE Trust is to serve as a private trust to hold and invest funds for the benefit of certain related individuals and charities. The present principal occupation of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

            (d) Neither ERSE Trust nor its trustee has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) Neither ERSE Trust nor its trustee has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) ERSE Trust is a trust organized under the laws of Guernsey, Channel Islands. The jurisdiction of organization of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

            Anthony M. Pilaro

            (a) A person included within the group filing this Statement is Mr. Anthony M. Pilaro ("Mr. Pilaro").

            (b) The business address of Mr. Pilaro is c/o CAP Advisers Limited, 36 FitzWilliam Place, Dublin 2 Ireland.

            (c) Mr. Pilaro's principal occupation is as a private investor and as Chairman of CAP Advisers. He is also a Director of the Company.

            (d) During the last five years, Mr. Pilaro has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the last five years, Mr. Pilaro has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Pilaro is a citizen of Ireland.

Item 3. Source and Amount of Funds or Other Consideration.

            Using its own capital funds, LCO Investments purchased the following shares of Common Stock on the following dates:

Date of Purchase                Number of Shares        Aggregate Price
----------------                ----------------        ---------------
March 5, 1996                            10,000             $   128,360
March 6, 1996                            40,000                 689,640
April 1, 1996                           224,000               3,360,000
October 31, 1996                         13,900                 149,425
March 14, 1997                           15,500                 113,150
March 20, 1997                              500                   3,655
May 12, 1997                            342,858               2,400,000
May 5, 1998                           1,860,465               5,000,000

None of The ERSE Trust, CAP Advisers or Anthony M. Pilaro has purchased any Common Stock.

Item 4. Purpose of Transactions

            LCO Investments acquired voting control or dispositive power over the shares of Common Stock included by it in this Statement for investment. ERSE Trust, CAP Advisers and Mr. Pilaro are members of the group by attribution, directly and indirectly, from LCO Investments. The inclusion of ERSE Trust, CAP Advisers and Mr. Pilaro shall not be construed as an admission that such parties are the beneficial owners of any securities covered by this Statement. The group has no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except for the following:

                        (i) Mr. Pilaro and Brian Delaney have been appointed as
            Directors of the Company pursuant to a right granted by the Company to LCO Investments. Mr. Trefz is a Director of the Company. See Item 5(b).

                        (ii) Under a Purchase Agreement with the Company, dated
            April 1, 1996 (the "1996 Purchase Agreement"), LCO Investments acquired options to purchase 773,334 shares of Common Stock, which options are exercisable at any time until the close of business on March 31, 2006. Under a Purchase Agreement with the Company, dated May 8, 1997 (the "1997 Purchase Agreement"), LCO Investments also acquired options to purchase an additional 400,000 shares of Common Stock, which options are exercisable at any time until the close of business on May 1, 2007.

As described in Items 5 and 6 below, LCO Investments has the power to nominate two persons for election as members of the Company's Board of Directors, so long as it holds a requisite amount of the Company's Common Stock. By having the right to nominate candidates for election to the Company's Board, and through its ownership of approximately 33% of the Company's outstanding Common Stock, LCO Investments may have the power to control the management, strategies and conduct of the business and affairs of the Company. So long as he is a Director, Mr. Pilaro may also have the power to exert such control. In addition to the foregoing, the group or any of its members may acquire additional shares of Common Stock or sell shares of Common Stock, from time to time, depending upon price and market conditions, evaluations of alternative investments and other factors.

Item 5. Interest in Securities of the Issuer.

            (a) As of the date hereof, LCO Investments directly holds and beneficially owns 3,680,557 shares of Common Stock, which constitutes 41.63% of the 8,841,506 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof (which includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options). LCO Investments is the direct beneficial owner of such shares. ERSE Trust (as the 100% owner of LCO Investments), CAP Advisers (as the sole trustee of ERSE Trust), and Mr. Pilaro (as the Chairman of CAP Advisers) are listed as beneficial owners of such shares for purposes of this
Item 5 but do not hold any shares or options directly. The inclusion of ERSE Trust, CAP Advisers, and Mr. Pilaro, however, shall not be construed as an admission that such parties are the beneficial owners of such shares. Pursuant to the Trefz Consulting Agreement described in Item 6, Mr. Trefz had an option to acquire 50,000 shares of Common Stock from CAP Advisers or an affiliate. This option has been terminated by Mr. Trefz and CAP Advisers.

            (b) Pursuant to an agreement dated May 4, 1998 between the Company and LCO Investments (the "1998 Purchase Agreement"), LCO Investments has the right to designate two Directors of the Company (each, an "LCO Director"). Mr. Pilaro and Brian Delaney have been appointed as LCO Directors. The 1998 Purchase Agreement provides that, in the event of the death, disability, legal incapacity, resignation or removal of an LCO Director, LCO Investments shall have the exclusive right to designate a successor nominee for election as a Director, so long as LCO Investments, or an affiliate or person controlled by or under common control with LCO Investments, is the beneficial owner of at least 5% of the Common Stock of the Company. In determining the beneficial ownership of LCO Investments for such purpose, the shares of Common Stock issuable upon the exercise of the options purchased by LCO Investments under the 1996 and 1997 Purchase Agreements shall be deemed to be issued and outstanding.

            Except as described above in this Item 5, no member of the group has delegated to any other member of the group voting or dispositive power over shares of the Company's Common Stock.

            The voting and dispositive power of each person listed in Item 5(a) is set forth in the following table. CAP Advisers (Dublin Branch) is the sole trustee of ERSE Trust, which wholly-owns LCO Investments. Mr. Pilaro is the Chairman of CAP Advisers. CAP Advisers, ERSE Trust and Mr. Pilaro are listed because of such relationships, although neither CAP Advisers, ERSE Trust nor Mr. Pilaro has a contractual or legal right to vote or dispose of any shares of Common Stock listed below. The inclusion of CAP Advisers, ERSE Trust and Mr. Pilaro should not be construed as an admission that any of such parties is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                          Sole          Shared          Sole          Shared
      Name                Vote          Vote        Disposition     Disposition
      ----                ----          -----       -----------     -----------
LCO Investments        3,680,557           0         3,680,557              0
CAP Advisers           3,680,557           0         3,680,557              0
ERSE Trust             3,680,557           0         3,680,557              0
Anthony M. Pilaro      3,680,557           0         3,680,557              0

The 3,680,557 shares of Common Stock listed in the above table for which LCO Investments, CAP Advisers, ERSE Trust and Anthony M. Pilaro have sole voting power and sole dispositive power includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options.

            (c) On May 5, 1998 LCO Investments acquired 1,860,465 shares of Common Stock for an aggregate purchase price of $5,000,000 or $2.6875 per share. These shares of Common Stock were acquired from the Company pursuant to the 1998 Purchase Agreement.

            (d) No person other than LCO Investments (and, by attribution, ERSE Trust, CAP Advisers (Dublin Branch), and Mr. Pilaro) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock and options acquired by LCO Investments under the 1996 Purchase Agreement, the 1997 Purchase Agreement or the 1998 Purchase Agreement, and through open market and other purchases, except as described in Item 6 below.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Except for the information set forth in Items 3, 4 and 5 of this Statement and as described below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the persons named in Item 2 above or between such persons and any other person, with respect to the securities of the Company.

            As previously reported in Amendment No. 1 to this Schedule 13D, LCO Investments granted a carried interest to Richard S. Braddock. This carried interest has been terminated. On November 25, 1997, Mr. Trefz and CAP Advisers agreed upon the fundamental terms of an agreement (the "Trefz Consultancy Agreement"). Pursuant to the Trefz Consultancy Agreement CAP Advisers granted Mr. Trefz an option to purchase 50,000 shares of Common Stock from CAP Advisers or its affiliates at $4.00 per share. This option has been terminated by Mr. Trefz and CAP Advisers.

LCO Investments presently anticipates, subject to certain conditions and provisions not all of which have been determined, that it will grant carried interests to certain employees, directors or consultants to the Company (any person or entity to whom such a carried interest is granted being referred to herein as a "Carried Interest Holder").

            If granted, it is anticipated that the carried interest (the "LCO Carried Interest") to be granted by LCO Investments will entitle each Carried Interest Holder to a percentage of any appreciation in value above $4.75 per share that is realized by LCO Investments on the 3,680,557 shares of Common Stock owned by it on May 5, 1998 (including the 1,173,334 shares subject to purchase upon the exercise of certain options). The percentages of such appreciation to which each individual Carried Interest Holder will be entitled is still being negotiated. However, the aggregate percentage of such appreciation to which all Carried Interest Holders will be entitled is 20%.

Item 7. Material to be Filed as Exhibits.

            Exhibit A, previously filed, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of LCO Investments.

            Exhibit B, previously filed, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of CAP Advisers.

            Exhibit C, previously filed, contains the name, jurisdiction of organization, business address and present principal occupation of each trustee of ERSE Trust.

            Exhibit D, previously filed, is a Joint Filing Agreement among LCO Investments, Mr. Braddock and Mr. Barney (the "Initial Joint Filing Agreement") and is deleted.

            Exhibit E, previously filed, are the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto and to sign the Initial Joint Filing Agreement on behalf of LCO Investments.

            Exhibit F, previously filed, is the 1996 Purchase Agreement described in Item 4 above.

            Exhibit G, previously deleted.

            Exhibit H, previously filed, is a Joint Filing Agreement among LCO Investments, Mr. Braddock, Mr. Barney and Mr. Hofmeister (the "Amendment No. 1 Joint Filing Agreement") and is deleted.

            Exhibit I, previously filed, is the Authorizing Agreement authorizing Craigh Leonard as Attorney-in-Fact to sign the Amendment No. 1 Joint Filing Agreement on behalf of LCO Investments.

            Exhibit J, previously filed, is the Consultancy Agreement with Andrew Hofmeister and is deleted.

            Exhibit K, previously filed, is a Joint Filing Agreement among LCO Investments, Mr. Braddock, Mr. Barney and Mr. Hofmeister (the "Amendment No. 2 Joint Filing Agreement") and is deleted.

            Exhibit L, previously filed,, is the Authorizing Agreement authorizing Craigh Leonard as Attorney-in-Fact to sign the Amendment No. 2 Joint Filing Agreement on behalf of LCO Investments and is deleted.

            Exhibit M, previously filed, is the 1997 Purchase Agreement described in Item 4 above.

            Exhibit N, previously filed, are the Powers of Attorney of ERSE Trust, CAP Advisers and Anthony M. Pilaro, respectively, authorizing Craigh Leonard, as Attorney-in-Fact, to sign such Schedule 13D and all amendments thereto on behalf of such parties.

            Exhibit O, previously filed, is the Authorizing Agreement authorizing Craigh Leonard, as Attorney-in-Fact, to sign all joint filing agreements in connection with Amendment No. 3 to Schedule 13D and any subsequent amendments to such Schedule on behalf of each of LCO Investments, ERSE Trust, CAP Advisers and Anthony M. Pilaro.

            Exhibit P, previously filed, is a Joint Filing Agreement among LCO Investments, ERSE Trust, CAP Advisers, Richard S. Braddock, Lynn B. Barney and Anthony M. Pilaro and is deleted.

            Exhibit Q, previously filed, is a Joint Filing Agreement among LCO Investments, ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro, Richard S. Braddock and Richard Trefz and is deleted.

            Exhibit S, which appears on page 20 of this Amendment No. 5 to
Schedule 13D, is a Joint Filing Agreement among LCO Investments, ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

            Exhibit T, the 1998 Purchase Agreement described in Item 5 hereof is incorporated by reference from LCO Investments' Form 8-K dated May 4, 1998, filed on May 6, 1998.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 8, 1998
                                          LCO INVESTMENTS LIMITED


                                          By /s/ Craigh Leonard
                                             -----------------------------------
                                             Craigh Leonard, Attorney-in-Fact

                                          THE ERSE TRUST


                                          By /s/ Craigh Leonard
                                             -----------------------------------
                                             Craigh Leonard, Attorney-in-Fact

                                          CAP ADVISERS LIMITED


                                          By /s/ Craigh Leonard
                                             -----------------------------------
                                             Craigh Leonard, Attorney-in-Fact


                                          /s/Craigh Leonard
                                          --------------------------------------
                                          Anthony M. Pilaro, by Craigh Leonard,
                                          Attorney-in-Fact

                                                                       EXHIBIT S

                          JOINT FILING AGREEMENT AMONG
                    LCO INVESTMENTS LIMITED, THE ERSE TRUST,
                   CAP ADVISERS LIMITED and ANTHONY M. PILARO

            AGREEMENT, dated as of May 8, 1998, among LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

                              W I T N E S S E T H:

            WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

            NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

            LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file an Amendment No. 5 to Schedule 13D relating to their ownership of the Common Stock of Ion Laser Technology, Inc., and do hereby further agree that said Amendment shall be filed on behalf of each of them.

                                          LCO INVESTMENTS LIMITED


                                          By /s/ Craigh Leonard
                                             -----------------------------------
                                             Craigh Leonard, Attorney-in-Fact

                                          THE ERSE TRUST


                                          By /s/ Craigh Leonard
                                             -----------------------------------
                                             Craigh Leonard, Attorney-in-Fact

                                          CAP ADVISERS LIMITED


                                          By /s/ Craigh Leonard
                                             -----------------------------------
                                             Craigh Leonard, Attorney-in-Fact


                                          /s/Craigh Leonard
                                          --------------------------------------
                                          Anthony M. Pilaro, by
                                          Craigh Leonard, Attorney-in-Fact